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                           HAWKER PACIFIC AEROSPACE

                               11240 SHERMAN WAY
                             SUN VALLEY, CA  91352


                                October 5, 1998


VIA EDGAR AND FACSIMILE (202-942-9527)

Ms. Carolyn Kurr
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-61791)
          OF HAWKER PACIFIC AEROSPACE

Dear Ms. Kurr:

     On behalf of Hawker Pacific Aerospace (the "Company"), we hereby request withdrawal of the Registration Statement on Form S-1 (File No. 333-61791) which was filed with the Securities and Exchange Commission on August 19, 1998, in connection with a proposed public offering of approximately $50 million in convertible notes. None of the securities registered have been sold, and we are requesting withdrawal of the Registration Statement due to market conditions. The Registration Statement had not been declared effective.

     We request that the date for withdrawal of the above-referenced Registration Statement be October 7, 1998.

     If you have any questions, please contact our counsel, Yvonne E. Chester of Troy & Gould Professional Corporation at 310-789-1256. Thank you.

                                     Very truly yours,

                                     HAWKER PACIFIC AEROSPACE



                                     By /s/ Brian S. Aune
                                       -----------------------------
                                       Brian S. Aune, Chief Financial Officer